FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Kirkland Lake Gold Inc.
95 Wellington Street West
Suite 1430
Toronto, Ontario
M5J 2N7

Item 2	Date of Material Change

January 26, 2016

Item 3	News Release

A news release was issued by Kirkland Lake Gold Inc. (“Kirkland Lake Gold”) on January 26, 2016 and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

Kirkland Lake Gold announced the closing of the arrangement (the “Arrangement”) between Kirkland Lake Gold and St Andrew Goldfields Ltd. (“St Andrew”), and that pursuant to the terms of the arrangement agreement, St Andrew is now a wholly-owned subsidiary of Kirkland Lake Gold. It is expected that the St Andrew common shares shall cease to be listed for trading on the Toronto Stock Exchange by February 1, 2016.

Item 5	Full Description of Material Change

Pursuant to the Arrangement and effective upon closing of the Arrangement, St Andrew has become a wholly-owned subsidiary of Kirkland Lake Gold and all of the issued and outstanding common shares of St Andrew were acquired by Kirkland Lake Gold in consideration for 0.0906 of one common share of Kirkland Lake Gold (the “Exchange Ratio”). In connection with the closing of the Arrangement, Kirkland Lake Gold has issued an aggregate of 33,367,488 common shares to the former shareholders of St Andrew. As a result, Kirkland Lake Gold has 114,321,605 common shares issued and outstanding, with former St Andrew shareholders holding approximately 29% on an undiluted basis.

All of the outstanding stock options of St Andrew have been deemed to have been exchanged under the Arrangement at the Exchange Ratio. Kirkland Lake Gold has authorized the issuance of up to an additional 1,566,881 Kirkland Lake Gold shares upon the exercise of stock options held by the former option holders of St Andrew. Assuming the exercise of all of the St Andrew stock options, former St Andrew shareholders will hold approximately 30% of Kirkland Lake Gold on a partially diluted basis.

The St Andrew shares are expected to be de-listed from the Toronto Stock Exchange on or about Monday, February 1, 2016. In order to receive Kirkland Lake Gold shares in exchange for St Andrew shares, St Andrew’s registered shareholders much complete, sign, date and return the Letter of Transmittal that was mailed to each registered shareholder.

The Letter of Transmittal is also available under St Andrew’s issuer profile on SEDAR at www.sedar.com. For those shareholders of St Andrew whose shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact that intermediary or nominee for assistance in depositing their St Andrew shares and should follow the instructions of such intermediary or nominee.

Pursuant to the terms of the Arrangement, Mr. Michael Churchill, a member of the former St Andrew board of directors has been appointed to the Kirkland Lake Gold board of directors, effective immediately. Mr. Churchill is the founder and a former director of California Gold Mining Inc., a mining exploration and development company, and has served as President and CEO (from January 2010 to October 2013), and Chief Financial Officer (1999 to January 2010). Mr. Churchill has served as a director of First Metals Inc. since October 2009, was appointed as President and CEO in January 2010 and completed a successful restructuring, mine site closure and sale of its primary assets on behalf of its secured creditors during 2010 and 2011. Mr. Churchill is a graduate of the Richard Ivey School of Business at the University of Western Ontario having received a Master’s of Business Administration in 1993. He most recently served as the Chair of the Audit Committee of the St Andrew Board of Directors.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

George Ogilive
President and Chief Executive Officer

(647) 361-0184

Item 9	Date of Report

January 27, 2016